Exhibit 99(a)(1)(a)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
COLEY PHARMACEUTICAL GROUP, INC.
at
$8.00 NET PER SHARE
by
CORVETTE ACQUISITION CORP.
An indirect wholly owned subsidiary of
PFIZER INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON FRIDAY, DECEMBER 28, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 15, 2007 (the “Merger Agreement”), by and among Pfizer Inc. (“Pfizer”), Corvette Acquisition Corp. (the “Purchaser”) and Coley Pharmaceutical Group, Inc. (“Coley”). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined herein) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Condition” is defined in Section 15 (“Certain Conditions of the Offer”) and generally requires that the number of shares of common stock, par value $0.01 per share, of Coley (including the associated preferred stock purchase rights, the “Shares”) which have been validly tendered and not withdrawn prior to the expiration of the Offer represent at least a majority of the fully diluted Shares. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

In connection with the Merger Agreement, Pfizer entered into a Tender Agreement (the “Tender Agreement”) with Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg. In the Tender Agreement, Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg have agreed to accept the Offer and to tender in the Offer all Shares beneficially owned by them, which represent approximately 27% of the outstanding Shares.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with Coley continuing as the surviving corporation, indirectly wholly owned by Pfizer. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Coley, Pfizer or the Purchaser, or any direct or indirect wholly-owned subsidiary thereof, all of which will be cancelled and retired and shall cease to exist), will be converted into the right to receive $8.00 or any greater per Share price paid in the Offer net in cash. Under no circumstances will interest be paid on the purchase price for the shares, regardless of any extension of the offer or any delay in making payment for the shares.

The Coley Board of Directors, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreement, are fair to and in the best interests of Coley and the stockholders of Coley, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Dealer Manager for the Offer is:

November 30, 2007

IMPORTANT

Any stockholder of Coley wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Coley who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

SUMMARY TERM SHEET

Corvette Acquisition Corp., an indirect wholly owned subsidiary of Pfizer, is offering to purchase all of the outstanding Shares for $8.00 per Share net in cash. The following are answers to some of the questions you, as a stockholder of Coley, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are Corvette Acquisition Corp., a Delaware corporation formed for the purpose of making this Offer. We are a wholly owned indirect subsidiary of Pfizer Inc., a Delaware corporation. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Pfizer and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares of Coley common stock. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $8.00 per Share net to you, in cash. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Pfizer, our indirect parent company, will provide us with sufficient funds to purchase all Shares successfully tendered in the Offer and to provide funding for our Merger with Coley, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Pfizer expects to obtain the necessary funds from existing cash balances, cash equivalents, and currently available sources of credit. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our indirect parent company, Pfizer, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

i

How long do I have to decide whether to tender my Shares in the Offer?

You will have at least until 12:00 midnight, New York City time, on Friday, December 28, 2007 (which is the end of the day on December 28, 2007), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1 — “Terms of the Offer” and 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	If the initial offering period or any extension thereof has expired, we must, at the request of Coley, extend the Offer for a period of up to ten business days, if the Minimum Condition or certain conditions (as set forth in paragraphs (a) or (b) of Section 15) “Certain Conditions of the Offer” are not satisfied.

•	If the initial offering period or any extension thereof has expired we must, at the request of Coley, extend the Offer for up to ten business days, if any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any applicable law of Germany regulating competition, merger control or exchange controls or any other applicable foreign laws regulating competition, antitrust, investment or exchange controls has not expired or terminated.

•	We may, without the consent of Coley, extend the offer for a subsequent offering period of three to 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	We may, without the consent of Coley, (i) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to our obligation to purchase the Shares have not been satisfied or waived, for one or more periods of not more than ten business days each, until such time as such conditions are satisfied or waived, (ii) extend the Offer for one or more periods if required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, not more than the period or periods required by such rule, regulation, interpretation or position, or (iii) extend the Offer for one or more periods for an aggregate period of not more than twenty business days beyond the latest expiration date permitted under clause (i) and (ii) above if, on such expiration date, there have not been tendered that number of Shares which would equal more than 90% of the issued and outstanding Shares on a fully-diluted basis. If we extend the Offer pursuant to clause (iii), we must waive during such extension certain conditions to our obligation to purchase the Shares (each condition set forth in Section 15 (“Certain Conditions of the Offer”) other than the conditions in paragraphs (a), (b) and (d) thereof and the Minimum Condition).

•	In addition, we may increase the Offer Price and extend the Offer to the extent required by law in connection with such increase, in each case without the consent of Coley.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•	the satisfaction of the Minimum Condition; and

•	the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares in the Offer under the HSR Act, any applicable law of Germany regulating merger control or competition and any other applicable foreign laws regulating antitrust or competition.

The term “Minimum Condition” is defined in Section 15 (“Certain Conditions of the Offer”) and generally requires that the number of Shares which have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer represent at least a majority of the Shares then issued and outstanding on a fully-diluted basis.

The Offer is also subject to a number of other important conditions. We expressly reserved the right to waive any such conditions, but we can not, without Coley’s prior written consent, add to, modify or supplement the conditions to the Offer in any manner adverse to the holders of the Shares. See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Market trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by January 29, 2008, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period pursuant to Rule 14d-11 of the Exchange Act, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

What does the Coley Board think of the Offer?

The Coley Board of Directors, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreement, are fair to and in the best interests of Coley and the stockholders of Coley, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the

Merger. A more complete description of the reasons of the Coley Board’s approval of the Offer and the Merger is set forth in Coley’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase.

Have any stockholders previously agreed to tender their Shares?

Yes. Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg, who collectively beneficially own approximately 27% of the outstanding Shares, entered into a Tender Agreement in which they agree to accept the Offer and to tender their Shares. The Tender Agreement makes the Minimum Condition substantially more likely to be satisfied. See Section 11 — “The Transaction Documents.”

If a majority of the Shares are tendered and accepted for payment, will Coley continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Coley no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Coley’s common stock will no longer be eligible to be traded through the Nasdaq Global Market or other securities exchanges, there may not be an active public trading market for Coley common stock, and Coley may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into Coley. If that Merger takes place, Pfizer will own all of the Shares and all remaining stockholders of Coley (other than Coley or Pfizer or any of their subsidiaries) will receive $8.00 per Share in cash (or any higher price per Share that is paid in the Offer). See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. The Tender Agreement between Pfizer, Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg substantially raises the probability that the Minimum Condition will be satisfied and the Merger will take place.

If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, there may be so few remaining stockholders and publicly traded Shares that Coley common stock will no longer be eligible to be traded through the Nasdaq Global Market or other securities exchanges and there may not be an active public trading market for Coley common stock. Also, as described above, Coley may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 15, 2007, the last trading day before we announced the Offer, the last sale price of Coley common stock reported on the Nasdaq Global Market was $3.00 per Share. On November 14, 2007, the second to last trading day before we commenced the Offer, the last sale price of Coley common stock reported on the Nasdaq Global Market was $3.07 per share. We encourage you to obtain a recent quotation for Shares of Coley common stock in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 546-8249 (toll free) or Lazard Frères & Co. LLC at (212) 632-2664. Georgeson Inc. is acting as the information agent (the “Information Agent”) and Lazard Frères & Co. LLC is acting as the dealer manager (the “Dealer Manager”) for our tender offer. See the back cover of this Offer to Purchase.

v

To the Holders of Shares of
Common Stock of Coley Pharmaceutical Group, Inc.:

INTRODUCTION

Corvette Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of Coley Pharmaceutical Group, Inc., a Delaware corporation (“Coley”), at a price of $8.00 per Share net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 15, 2007 (the “Merger Agreement”), by and among Pfizer, the Purchaser and Coley. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any applicable law of Germany regulating merger control or competition and any other applicable foreign laws regulating antitrust or competition. The term “Minimum Condition” is defined in Section 15 (“Certain Conditions of the Offer”) and generally requires that the number of Shares which have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer represent more than a majority of the Shares then issued and outstanding on a fully-diluted basis. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

For purposes of the Offer, the words “fully-diluted,” when referring to Shares or other securities, mean all outstanding securities entitled generally to vote in the election of directors of Coley, after giving effect to the exercise or conversion of all options, rights, warrants and securities exercisable or convertible into such voting securities. Coley has advised Pfizer that, as of November 23, 2007, 26,741,697 Shares were issued and outstanding, 2,497,057 Shares were subject to stock option grants, and 1,673,759 Shares subject to outstanding warrants which are, or will be as a result of the Offer, the Merger and the transactions contemplated thereby, exercisable for Shares.

Concurrently with the execution of the Merger Agreement, Pfizer entered into the Tender Agreement, dated as of November 15, 2007 (the “Tender Agreement”), with Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg. The stockholders party to the Tender Agreement have agreed to accept the Offer and to tender in the Offer all Shares of Coley beneficially owned by them, which represents approximately 27% of Coley’s outstanding Shares. This substantially raises the probability that the Minimum Condition will be satisfied.

The Merger Agreement and the Tender Agreement are more fully described in Section 11 — “The Transaction Documents”.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Coley (the “Merger”) with Coley continuing as the surviving corporation, indirectly wholly owned by Pfizer. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by Coley, Pfizer or the Purchaser, or any direct or indirect wholly-owned subsidiary thereof, all of which will be cancelled and retired and shall cease to exist), will be converted into the right to receive $8.00 or any greater per Share price paid in the Offer net in cash.

The Coley Board of Directors, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreement, are fair to and in the best interests of Coley and the stockholders of Coley, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Coley. Coley has agreed, if required by law to consummate the merger, to cause a meeting of its stockholders to be held following the Purchaser’s acceptance for payment of, and payment for, the Shares tendered pursuant to the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, December 28, 2007, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the HSR Act, any applicable law of Germany regulating merger control or competition and any other applicable foreign laws regulating antitrust or competition. The Offer is also subject to other conditions set forth in this Offer to Purchase.

The Merger Agreement provides that the Purchaser may without the prior written consent of Coley, (i) extend the Offer, if at the scheduled Expiration Date any of the conditions to the obligation to purchase the Shares have not been satisfied or waived, for one or more periods up to ten (10) business days each, (ii) extend the Offer for one or more periods if required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, not more than the period or periods required by such rule, regulation, interpretation or position, or (iii) extend the Offer for one or more periods for an aggregate period of not more than (20) twenty business days beyond the latest expiration date permitted under clause (i) and (ii) above if, on such expiration date, there have not been tendered that number of Shares which would equal more than 90% of the issued and outstanding Shares on a fully-diluted basis. If the Purchaser extends the Offer pursuant to clause (iii), the Purchaser shall waive during such extension the conditions to its obligation to purchase the Shares set forth in Section 15 — “Certain Conditions of the Offer” other than the conditions in paragraphs (a), (b) and (d) thereof and the Minimum Condition. Notwithstanding the foregoing, the Merger Agreement provides that Pfizer and the Purchaser may, without the consent of Coley, make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of Coley. If on the Expiration Date any applicable waiting period under the HSR Act, any applicable law of Germany regulating competition, merger control or exchange controls or any other applicable foreign laws regulating competition, antitrust, investment or exchange controls has not expired or terminated, the Purchaser shall, if requested to do so by Coley, extend the expiration date of the Offer for up to ten (10) business days. In addition, if the Minimum Condition or the conditions set forth in paragraphs (a) or (b) Section 15 (“Certain Conditions of the Offer”) are not satisfied, on any expiration date of the Offer, then the Purchaser shall, and Pfizer shall, if requested to do so by Coley, cause the Purchaser to, extend the Offer one time for a period of up to ten (10) business days.

Any extension, delay, termination, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during the Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 29, 2008. If the initial offering period has expired and the Purchaser elects to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right (x) to increase the Offer Price and to extend the Offer to the extent required by law in connection with such increase and (y) to waive any condition of the Offer or modify the terms and conditions of the Offer, except that without the consent of Coley, Purchaser shall not (i) reduce the Offer Price, (ii) reduce the maximum number of Shares to be purchased in the Offer, (iii) change the form of the consideration payable in the Offer, (iv) add to, modify or supplement the conditions to the Offer (as set forth in Section 15 — “Certain Conditions to the Offer”) in any manner adverse to the holders of Shares, (v) extend the Expiration Date of the Offer beyond the twenty 20 business days following the commencement thereof, except as otherwise summarized above, or (vi) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

Coley has provided the Purchaser with Coley’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Coley’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” the Purchaser will accept for payment, and promptly following the Expiration Date will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable merger control, competition and other applicable laws or regulations of Germany and other foreign jurisdictions. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Coley’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 29, 2008.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Coley whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Coley. The discussion is based on current provisions of the Internal

Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Coley in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of Coley who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares commenced trading on the Nasdaq Global Market (“Nasdaq”) on August 10, 2005 under the symbol “COLY”. The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources.

	High	Low

Year Ended December 31, 2005
Third Quarter	$18.88	$15.75
Fourth Quarter	18.98	14.00
Year Ended December 31, 2006
First Quarter	$16.57	$14.01
Second Quarter	15.99	10.59
Third Quarter	11.54	9.99
Fourth Quarter	13.46	9.69
Year Ending December 31, 2007
First Quarter	$10.25	$8.60
Second Quarter	10.30	3.46
Third Quarter	3.63	2.90
Fourth Quarter (through November 29, 2007)	2.89	7.89

On November 15, 2007, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $3.00 per Share. On November 14, 2007, the second to last full day of trading before the commencement of the Offer, the closing price of the Shares on Nasdaq was $3.07 per Share. Coley has never paid any dividends on the Shares.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Coley.

General.  Coley is a Delaware corporation with its principal offices located at 93 Worcester Street, Suite 101, Wellesley, Massachusetts, 02481 USA. The telephone number for Coley is (781) 431-9000. According to Coley’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, Coley’s business is focused on discovering and developing a novel class of drug candidates for several disease indications including cancers, allergy and asthma and to enhance the effectiveness of vaccines. Coley’s proprietary TLR Therapeuticstm act by stimulating a specific class of targets, called Toll-like receptors, or TLRs, found on immune system cells which direct the immune system to fight disease.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Coley is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Coley’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Summary Financial Information.  Set forth below is certain summary financial information for Coley and its consolidated subsidiaries excerpted from Coley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. More comprehensive financial information is included in such reports and other documents filed by Coley with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2007	2006	2006	2005
	(In thousands, except per share amounts)

Operating Data
Total revenues	$25,992	$15,014	$20,201	$15,884
Loss from operations	(30,715)	(28,655)	(35,053)	(40,355)
Net loss	(28,157)	(24,604)	(29,775)	(38,064)
Basic and diluted net loss per share:	(1.06)	(0.94)	(1.13)	(3.68)

	September 30,		December 31,
	2007	2006	2006	2005
	(In thousands)

Balance Sheet Data
Total assets	$103,071	$130,125	$122,275	$161,224
Total liabilities	54,659	55,903	51,633	67,338
Stockholder’s equity	48,412	74,222	70,642	93,886
	103,071	130,125	122,275	161,224

8.	Certain Information Concerning Pfizer and the Purchaser.

General.  The Purchaser is a Delaware corporation and an indirect wholly owned subsidiary of Pfizer Inc.. The Purchaser was organized by Pfizer to acquire Coley and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of the Purchaser are indirectly wholly owned by Pfizer. The principal executive office of the Purchaser is located at the same address as Pfizer’s principal executive office listed below, and its telephone number at that address is the same telephone number as Pfizer’s telephone number listed below.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Pfizer are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Pfizer or, to the best knowledge of Purchaser and Pfizer, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of Pfizer, the Purchaser or, to the best knowledge of Pfizer and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Pfizer or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Pfizer, the Purchaser or, to the best knowledge of Pfizer and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement, the Tender Agreement or as otherwise described in this Offer to Purchase, none of Pfizer, the Purchaser or, to the best knowledge of Pfizer and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Coley, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Pfizer, the Purchaser or, to the best knowledge of Pfizer and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Coley or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Pfizer or any of its subsidiaries or, to the best knowledge of Pfizer, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Coley or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Pfizer and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Pfizer is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Pfizer filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0212 at prescribed rates.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Pfizer’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Pfizer and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer, the Merger and the Tender Agreement, and make payments to holders of outstanding options and warrants to purchase Coley common stock as required by the Merger Agreement will be a net cash amount of approximately $247 million. Pfizer will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions. Pfizer expects to obtain the necessary funds from existing cash balances, cash equivalents, and currently available sources of credit.

The Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Purchaser, through its indirect parent company, Pfizer, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Pfizer’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Coley.

•	In March 2005, Coley entered into a series of agreements with Pfizer under which it granted Pfizer development and worldwide marketing rights to CPG 7909, now referred to as PF-3512676 by Pfizer, for the treatment, control and prevention of multiple cancers, including the treatment of advanced non-small cell lung cancer, or NSCLC. Under the license agreement, Coley received a $50,000,000 upfront license fee in 2005 and may receive up to $455,000,000 in milestone payments, a significant majority of which relates to potential development and regulatory approval milestones, as well as royalties on any future product sales. Pursuant to a separate screening agreement, Pfizer has also been providing Coley with funding for the discovery and development of next-generation TLR9 agonists for cancer, which, if successful, would have been licensed to Pfizer and could have resulted in milestone payments and royalties to Coley.

•	In March 2005, Coley also entered into a stock purchase agreement with Pfizer pursuant to which Pfizer purchased $10,000,000 of Coley’s common stock in a private placement concurrent with Coley’s initial public offering.

•	In December 2006, following Pfizer’s announcement of the acquisition of the vaccine company PowderMed, Coley approached Pfizer by telephone to inquire whether Pfizer was interested in discussing an expanded license for Coley’s vaccine adjuvant, VaxImmune.

•	On February 21, 2007, Pfizer entered into a confidentiality agreement with Coley in order to review confidential information relating to the use of adjuvants with compounds for the treatment of certain diseases outside of the field of oncology.

•	On February 23, 2007, representatives of Pfizer and Coley discussed uses of CpG adjuvants in vaccines for the treatment of diseases outside the field of oncology, in a telephonic meeting.

•	On May 10, 2007, a technical meeting between Coley and representatives of Pfizer took place at Coley’s offices in Wellesley, Massachusetts to determine the level of Pfizer’s interest in seeking a license to VaxImmune and other potentially novel adjuvants.

•	On June 1, 2007, Pfizer formed an internal licensing team to formally initiate Pfizer’s due diligence and approval process to obtain a license to VaxImmune in a number of therapeutic areas outside of oncology and evaluate the opportunity, and to consider potential deal structures.

•	On June 4, 2007, Pfizer approached Coley about expanding Pfizer’s rights to VaxImmune outside of oncology to other therapeutic areas.

•	On June 15, 2007, Pfizer received a term sheet from Coley regarding a possible licensing agreement to obtain rights to VaxImmune outside of oncology. Representatives of the companies engaged in a number of follow up discussions regarding the terms of a potential license agreement.

•	On July 16, 2007, Coley’s Chief Executive Officer and Pfizer’s Senior Vice President for Worldwide Business Development discussed telephonically that Coley was evaluating its strategic alternatives and might consider pursuing a more significant transaction than a VaxImmune license and asked if Pfizer might be interested. Pfizer’s Senior Vice President for Worldwide Business Development indicated that he would respond in September 2007.

•	On June 20, 2007, Pfizer discontinued two Phase III trials in advanced lung cancer with PF-3512676 in combination with cytotoxic chemotherapy. Pfizer’s decision to discontinue the Phase III clinical trials was based on a scheduled interim analysis of these clinical trials by an independent Data Safety Monitoring Committee. This decision was announced by Coley in a press release issued on June 20, 2007. Pfizer continues to investigate PF-3512676 as a potential treatment for lung and other cancers with two ongoing clinical trials. These two trials include a Phase II clinical trial evaluating PF-3512676 in combination with Tarceva® as a potential treatment for refractory NSCLC, as well as a Phase I clinical trial evaluating PF-3512676 combined with Pfizer’s anti-CTLA-4 targeted monoclonal antibody in patients with advanced malignant melanoma.

•	On August 9, 2007, representatives of Pfizer’s internal licensing team made a presentation to the Pfizer Global Research and Development leadership team regarding a potential licensing agreement for VaxImmune outside of oncology and a joint research collaboration with Coley to discover novel vaccine adjuvants.

•	On August 13, 2007, a meeting between Coley and representatives of Pfizer took place at Coley’s offices in Düsseldorf, Germany to discuss the capabilities of Coley’s German operations regarding the discovery of additional TLR9 agonsists and TLR 7 and 8 agonsists in the context of improved vaccine performance.

•	On August 30, 2007, Coley’s Chief Executive Officer and Pfizer’s Senior Vice President for Worldwide Business Development discussed telephonically a potential meeting between Coley and Pfizer to discuss possible collaboration and deal structure arrangements.

•	On September 21, 2007, senior executives of both Coley and Pfizer met in New York City to discuss partnership objectives and possible collaboration and deal structure arrangements.

•	On October 1, 2007, Coley’s Chief Executive Officer informed Pfizer that the Coley Board of Directors would consider a broader strategic transaction with Pfizer and would prefer a sale of the company.

•	On October 4, 2007, representatives of Pfizer spoke to Coley’s Chief Financial Officer to coordinate additional due diligence by Pfizer, and Pfizer provided a detailed corporate due diligence request to Coley.

•	From October 4 through November 7, 2007, representatives of Pfizer were in frequent contact with Coley regarding due diligence and other matters regarding the potential transaction.

•	On October 5, 2007, Pfizer formed an internal team to evaluate Coley as an acquisition candidate and to perform the necessary due diligence to assess the value of Coley.

•	On October 5, 2007, representatives of Pfizer’s financial advisor, Lazard Frères & Co. LLC (“Lazard”) spoke by telephone to Coley’s Chief Financial Officer in order to obtain a better understanding of the timing of a potential transaction. On this call, Lazard indicated that Pfizer was in a position to complete a transaction quickly.

•	Between October 5 and November 12, 2007, Pfizer, along with its outside counsel, Covington & Burling LLP (“Covington”), conducted due diligence and held multiple internal meetings as part of its acquisition analysis.

•	On October 9, 2007, representatives of Pfizer visited at Coley’s offices in Ontario, Canada to review key assets at the facility.

•	On October 10, 2007, Pfizer and Coley entered into a new confidentiality agreement between the two companies in order to provide Pfizer with access to additional information about Coley.

•	On October 12, 2007, Coley informed Pfizer and Lazard that Coley had retained J.P. Morgan Securities Inc. (“JPMorgan”) as its advisor in connection with a potential sale of the company. Lazard called to speak with JPMorgan and discuss the process for Pfizer to initiate due diligence. On the same day, representatives of Pfizer and Coley spoke and confirmed a due diligence visit by Pfizer to Coley’s Wellesley, Massachusetts offices and a management presentation session by Coley, all scheduled for October 15, 2007. In addition, Lazard presented to Pfizer management its preliminary valuation analyses of Coley in advance of determining a bidding strategy.

•	From October 12 through November 12, 2007, JPMorgan and Lazard communicated with each other regarding the financial and other aspects of the potential strategic transaction between Coley and Pfizer.

•	On October 15, 2007, the representatives of Pfizer, Lazard and Covington visited Coley headquarters in Wellesley, Massachusetts for a corporate overview and program review provided by Coley’s management team including its Chief Executive Officer and Chief Financial Officer. Representatives of

JPMorgan and Coley’s outside counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) were also in attendance.

•	Also on October 15, 2007, Coley made an electronic data room available to Pfizer’s management and its representatives and over the next several weeks, Pfizer conducted its initial due diligence review.

•	On October 17, 2007, Pfizer’s research and development team visited Coley headquarters in Wellesley, Massachusetts to perform an in person review of scientific data and hold discussions with Coley Research and Development management.

•	On October 23, 2007, Coley provided Pfizer with a draft merger agreement prepared by Mintz Levin for review. JPMorgan and Mintz Levin, on behalf of Coley, requested that Pfizer submit a marked version of the agreement with its initial bid to acquire the company.

•	On October 25, 2007, representatives from Pfizer met with Lazard and Covington to discuss valuation and bidding matters.

•	On October 25, 2007, Lazard received a call from Coley’s Chief Financial Officer who encouraged Lazard and Pfizer to put forth a bid focused on the value of the Coley platform and portfolio rather than its current market valuation.

•	On October 26, 2007, JPMorgan, on behalf of Coley, advised Lazard that multiple other parties had expressed interest in acquiring Coley and that a letter outlining timing of the process would be forthcoming.

•	On October 29, 2007, Pfizer received a process letter from JPMorgan, on behalf of Coley, outlining the procedures for bids to acquire Coley that would be due on November 7, 2007.

•	On October 30, 2007, representatives of Pfizer made a presentation to Pfizer’s Executive Leadership Team about the potential acquisition of Coley and value of the opportunity. Pfizer’s Executive Leadership Team approved an initial bid to acquire Coley within an approved valuation range. On the same day, representatives from Pfizer met with Lazard and Covington to continue the discussion on bidding matters.

•	On October 31, 2007, Lazard called JPMorgan to discuss the process and to request guidance as to what price the Board of Directors of Coley would likely find sufficient in order to accept Pfizer’s offer. JPMorgan did not give such guidance.

•	On Wednesday, November 7, 2007, Pfizer submitted a bid to acquire Coley for $6.25 per share by way of a cash tender offer. The bid was subject to completion of outstanding due diligence and negotiation of a mutually acceptable merger agreement. The bid submission included Pfizer’s comments to the merger agreement and list of outstanding due diligence items.

•	On Thursday, November 8, 2007, representatives from JPMorgan, on behalf of Coley, contacted Lazard and indicated that Coley had received and reviewed responses and feedback to the bid solicitation process from all interested parties and that Coley considered Pfizer’s offer not sufficient. Lazard reiterated its request for guidance on what price would be sufficient.

•	On Friday, November 9, 2007, Pfizer, Lazard and Covington met by teleconference to discuss the possibility of Pfizer submitting a higher bid. During this call, Lazard received a call from JPMorgan which provided more detailed feedback relating to Pfizer’s bid. JPMorgan stated that the value of the Pfizer offer was insufficient for the Board to approve. At the direction of the Strategic Transaction Committee of the Coley Board of Directors, JPMorgan suggested that if Pfizer were able to make an offer of $8.00 per share for the company, that it believed the Coley Board would support a transaction at that price. JPMorgan also stated that the Coley Board would be meeting on Monday, November 12, 2007, and would like to hear from Pfizer before that time.

•	Over the weekend of November 10-11, 2007, representatives of Pfizer’s Business Development organization contacted members of the Pfizer Executive Leadership Team to update them on the feedback from JPMorgan and to seek approval to bid for Coley at a price of $8.00 per share. Representatives of Pfizer, Lazard and Covington prepared a revised bid letter reflecting the revised offer and on Sunday, November 11, 2007, in a teleconference, Pfizer determined to submit a revised offer on Monday morning, November 12, 2007.

•	On the morning of Monday, November 12, 2007, Pfizer submitted a revised offer to JPMorgan reflecting a bid of $8.00 per share, which offer by its terms, would remain open until Tuesday, November 13. In the afternoon of November 12, 2007, JPMorgan called Lazard to say that the Coley Board would move forward with Pfizer’s revised offer if Pfizer completed its remaining due diligence review expeditiously.

•	Also on November 12, 2007, representatives from Pfizer spoke with Coley’s Chief Financial Officer in order to coordinate the remaining due diligence. Coley agreed to make additional diligence materials available and to provide a revised draft of the merger agreement the following day that would respond to Pfizer’s comments to the merger agreement submitted on November 7, 2007.

•	Throughout the day on each of November 12, 13, 14 and 15, 2007, representatives of Pfizer, Coley, Covington, Mintz Levin, Lazard and JPMorgan negotiated the terms of the merger agreement, disclosure schedules, and a tender agreement, pursuant to which certain shareholders would agree to tender their shares in the tender offer.

•	On November 14, 2007, JPMorgan called Lazard to confirm that Pfizer’s offer would not expire that day, as had been indicated in Pfizer’s letter dated November 12, which Lazard did confirm. Lazard also indicated that Pfizer’s due diligence review was nearly completed.

•	On November 15, 2007, representatives of Pfizer, Corvette Acquisition Corp. and Coley executed the merger agreement and Pfizer and certain shareholders of Coley executed the tender agreement.

•	On November 16, 2007, Pfizer and Coley issued a joint press release announcing their entry into the merger agreement.

11.	The Transaction Documents.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than ten (10) business days after the initial public announcement of the Purchaser’s intention to commence the Offer, which announcement was made on November 16, 2007. The obligations of the Purchaser to (and the obligations of Pfizer to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of certain conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Purchaser expressly reserves the right (x) to increase the Offer Price and to extend the Offer to the extent required by law in connection with such increase and (y) to waive any condition of the Offer or modify the terms and conditions of the Offer, except that without the consent of Coley, the Purchaser shall not (i) reduce the Offer Price, (ii) reduce the maximum number of Shares to be purchased in the Offer, (iii) change the form of the consideration payable in the Offer, (iv) add to, modify or supplement the conditions to the Offer (as set forth in Section 15 — “Certain Conditions to the Offer”) in any manner adverse to the holders of Shares, (v) extend the Expiration Date of the Offer beyond the twenty (20) business days following the commencement thereof, except as otherwise summarized above, or (vi) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

The Merger Agreement additionally provides that the Purchaser may without the prior written consent of Coley, (i) extend the Offer, if at the scheduled Expiration Date any of the conditions to the obligation to purchase the Shares have not been satisfied or waived, for one or more periods of up to ten (10) business days each, (ii) extend the Offer for one or more periods if required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, not more than the period or periods required by such rule, regulation, interpretation or position, or (iii) extend the Offer for one or more periods for an aggregate period of not more than twenty (20) business days beyond the latest expiration date permitted under clause (i) and (ii) above if, on such expiration date, there have not been tendered that number of Shares which would equal more than 90% of the issued and outstanding Shares on a fully-diluted basis. If the Purchaser extends the Offer pursuant to clause (iii), the Purchaser shall waive during such extension the conditions to its obligation to purchase the Shares set forth in Section 15 — “Certain Conditions of the Offer” other than the conditions in paragraphs (a), (b) and (d) thereof and the Minimum Condition. Notwithstanding the foregoing, the Merger Agreement provides that Pfizer and the Purchaser may, without the consent of Coley, make available a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of Coley.

Top-Up Option.  Coley granted the Purchaser an assignable and irrevocable option to purchase from Coley the number of Shares equal to the number of Shares, when added to the number of Shares owned by Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares). The maximum number of Shares subject to the Top-Up option shall be the aggregate number of Shares held as treasury shares by Coley and its subsidiaries and the number of Shares that Coley is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not reserved for issuance) as of immediately prior to the exercise of the Top-Up Option. The exercise of the Top-Up Option by Purchaser is subject to certain conditions set forth in Section 2.10(b) of the Merger Agreement.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into Coley with Coley being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and Coley will continue as the Surviving Corporation, indirectly wholly owned by Pfizer. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, each Coley Share that is held by Coley or held by Pfizer or the Purchaser or by any direct or indirect wholly-owned subsidiary of Coley, Pfizer or Purchaser, shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

Each Coley Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the foregoing sentence and Dissenting Shares (as defined below)) shall be canceled, extinguished and converted into and become a right to receive an amount equal to the Offer Price, without interest (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

Shares outstanding immediately prior to the Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal, if any. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262.

Coley Options and Warrants.  The Merger Agreement provides, that at the Effective Time each holder of options to purchase Shares granted under Coley’s 1997 Employee, Director and Consultant Stock Option Plan and its 2005 Stock Plan (in each case, a “Coley Option”) outstanding which is vested is entitled to receive a payment in cash (less applicable withholding taxes and without interest) from the Surviving Corporation equal to the product of (i) the number of Shares previously subject to such vested Coley Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Coley Share previously subject to such vested Coley Option. Coley shall, upon the request of any holder of vested Coley Options, permit such holder to execute and deliver to Coley, prior to the expiration of the Offer, an agreement under which such holder would agree to cause, immediately prior to the expiration of the Offer, such vested Coley Options to be exercised and the Shares issued as a result of that exercise to be tendered in the Offer.

The Merger Agreement also provides that at the Effective Time, each Coley Option (whether vested or not) outstanding immediately prior to the Effective Time with an exercise price per share that is less than the applicable Merger Consideration for the class of Shares into which such Coley Option is exercisable shall be cancelled by Coley in exchange for the right to receive an amount in cash (less applicable withholding taxes and without interest) equal to the product of (1) the excess, if any, of (x) such Merger Consideration, over (y) the exercise price per share of such Coley Option multiplied by (2) the total number of Shares subject to such Coley Option. Each Coley Option (whether vested or not) outstanding as of the Effective Time with an exercise price per share that is equal to or greater than the applicable Merger Consideration for the class of Shares into which such Coley Option is exercisable shall be terminated, without any consideration therefor.

The Merger Agreement further provides that prior to the Effective Time, Coley shall take all steps necessary to cause all warrants to purchase Shares (the “Coley Warrants”) that are outstanding immediately prior to the Effective Time to be cancelled, as of the Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld with respect to such payment) determined by multiplying (x) the excess of the Merger Consideration over the applicable exercise price per share of such Coley Warrant by (y) the number of Shares subject to such Coley Warrant.

Representations and Warranties.  In the Merger Agreement, Coley has made customary representations and warranties to Pfizer and the Purchaser, including representations relating to: organization and authorization of Coley; Coley’s capital stock; organization, existence and good standing of Coley’s subsidiaries; no conflicts with or consents required in connection with the Merger Agreement; Coley’s public information; no material adverse change; legal proceedings; material contracts; events that occurred since December 31, 2006; tax returns; commissions and fees; employee benefit plans and employment matters; possession of licenses and permits; regulatory and clinical compliance; intellectual property; insurance; properties; environmental matters; opinion of financial advisor; offer documents, Schedule 14D-9 and the proxy statement; Coley’s rights agreement; board recommendation; and stockholder vote.

In the Merger Agreement, Pfizer and the Purchaser have made customary representations and warranties to Coley, including representations relating to: organization, existence and capital stock; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; commissions and fees; no subsidiaries of the Purchaser; no prior activities of the Purchaser; offer documents and proxy statement; financing; and legal proceedings.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as contemplated by the Merger Agreement (including in Coley’s disclosure schedule) or as required by law, and unless Pfizer otherwise consents in writing, Coley and its subsidiaries shall (i) conduct their operations according to their ordinary and usual course of business and consistent with past practice (ii) use commercially reasonable efforts to preserve intact in all material respects the business organization of Coley, (iii) make all commercially reasonable efforts consistent with past practices to keep its physical assets in good working condition, to preserve, maintain the value of, renew, extend and keep in full force and effect all intellectual property rights, to keep available the services of its current officers and employees and to preserve Coley’s and each Coley subsidiary’s relationships with lenders, creditors, lessors, lessees, licensors, licensees, officers, employees, contractors, distributors, developers, vendors, clients, customers, suppliers or other Persons having a material business relationship with Coley or any Coley Subsidiary, (iv) continue to maintain, prosecute, protect, enforce and defend all intellectual property rights, with the exception of intellectual property rights purchased from 3M, (v) use best efforts to continue to maintain, prosecute, protect, enforce and defend all intellectual property rights purchased from 3M, and (vi) comply with all applicable laws and judgments.

Between the date of the Merger Agreement and the Effective Time, Coley is subject to customary operating covenants and restrictions, including restrictions relating to the issuance, sale or pledge of stock; split, combination, subdivision, reclassification, redemption or purchase of outstanding stock and other securities; declaration, setting aside or payment of dividends; purchase, sale or encumbrance of material property or material assets; acquisitions, mergers, consolidations and asset purchases; amendment of charter documents and bylaws; compensation of directors, officers and employees; employee benefits plans; indebtedness; changes in the fiscal year and financial accounting methods; tax issues; lease or sublease of real property; expenditures; contracts; payment, discharge, settlement and satisfaction of liabilities or obligations; collective bargaining agreements or other labor union contracts; discharge or satisfactions of liens; insurance coverage; bankruptcy, liquidation, dissolution or similar proceedings; creation of subsidiaries; engagement of new business activities.

Stockholders Meeting.  The Merger Agreement provides that Coley will, if the approval of the Merger Agreement by Coley’s stockholders is required by law, hold a meeting of its stockholders for the purpose of approving the Merger Agreement. Coley agrees to use all commercially reasonable efforts to solicit from the stockholders of Coley proxies in favor of the Merger and take all actions reasonably necessary to secure the approval of such stockholders under applicable law. Pfizer and Purchaser agree to cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

Pursuant to the Merger Agreement, the Coley Board of Directors will recommend that the stockholders of Coley approve and adopt the Merger Agreement and the Merger. However, the Coley Board may withdraw, modify or amend its approval and recommendation of the Offer, the Merger and Merger Agreement and the transactions contemplated hereby prior to the stockholders’ meeting, and may determine not to include its recommendation of the Merger and the Merger Agreement and the transactions contemplated hereby in the proxy statement, if the Coley Board determines, in its good faith judgment, after consultation with and receiving the advice of its financial advisors and legal counsel, that it has received a Superior Proposal (as defined below) and that failure to do so would be inconsistent with its fiduciary duties under applicable law. However, whether or not the Coley Board has withdrawn, modified or amended its approval and recommendation or included its recommendation of the Merger and the Merger Agreement and the transactions contemplated herby in the Proxy Statement, Coley will still take all necessary actions to duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable and will file with the SEC a proxy statement for the solicitation of a vote of holders of Shares approving the Merger.

No Solicitation Provisions.  The Merger Agreement provides that Coley and its subsidiaries, as well as their respective officers, directors, agents and representatives, shall not directly or indirectly, (i) encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any third party (other than Pfizer or an affiliate or an associate of Pfizer) concerning any Acquisition Proposal (as defined below) or any proposal that could reasonably be expected to lead to any Acquisition Proposal, (ii) approve or recommend any Acquisition Proposal or enter into any agreement, agreement-in-principle or letter of intent with respect to or in acceptance of any Acquisition Proposal (or resolve to or publicly propose to do any of the foregoing), or (iii) otherwise take any action to assist or facilitate any Acquisition Proposal or any proposal that could reasonably be expected to lead to an Acquisition Proposal.

However, the Merger Agreement also provides that Coley may in response to an unsolicited Acquisition Proposal, furnish information and access, in response to unsolicited requests therefor, to any third party that makes such Acquisition Proposal (and its representatives), and may participate in discussions and negotiations concerning such Acquisition Proposal if the Coley Board determines in its good faith judgment, after consultation with and receiving the advice of its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal (as defined below). Prior to such provision of information or access or conduct of such additional discussions (i) such third party shall have entered into a confidentiality agreement in customary form that is no less favorable to Coley than the confidentiality agreement between

Pfizer and Coley, (ii) the Coley Board shall have determined in its good faith judgment, after consultation with and after receiving the advice of outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law and (iii) Coley shall have provided Pfizer at least three (3) business days prior written notice.

The Merger Agreement further contains a provision that the Coley Board of Directors may comply with Rule 14d-9 or 14e-2 of the Exchange Act with regard to an Acquisition Proposal if in their good faith judgment (after consultation with outside legal counsel), the failure to do so would be inconsistent with their obligations under applicable law. However, the Coley Board of Directors shall not recommend that the stockholders of Coley tender their Shares in connection with any tender offer or exchange offer unless they determine in their good faith judgment, after consultation with and advice from Coley’s financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal.

Coley agreed that it will immediately cease and cause to be terminated and will cause its affiliates and its or their respective officers, directors, employees, investment bankers, attorneys, agents and other advisors and representatives, to terminate all existing discussions or negotiations, if any, with any third party conducted before the date of the Merger Agreement with respect to any Acquisition Proposal. In addition, Coley will cause any such parties (and their agents or advisors) in possession of confidential information regarding Coley to return or destroy such information, and Coley will notify any such third party that Coley is no longer seeking the making of any Acquisition Proposal from such third party and withdraws any request or consent theretofore given for the making of an Acquisition Proposal.

The Merger Agreement further provides that, in addition to the Coley’s obligations summarized above, Coley will immediately advise Pfizer orally and in writing of any request for information with respect to any Acquisition Proposal (or any inquiry with respect to or which could result in an Acquisition Proposal), the material terms and conditions of such Acquisition Proposal, and any subsequent changes to such material terms and conditions, and the identity of the third party making the same. Coley also agreed to inform Pfizer on a prompt and current basis of the status and content of any discussions regarding any Acquisition Proposal with a third party and as promptly as practicable of any change in the price, structure or form of the consideration or material terms of and conditions regarding the Acquisition Proposal. Coley agreed to promptly provide to Pfizer any non public information regarding Coley provided to any third party which was not previously provided to Pfizer, such additional information to be provided no later than the date of provision of such information to such third party. Coley is not allowed to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which Coley is a party unless the Coley Board of Directors determines in good faith, after consultation with and based upon the advice of outside legal counsel, that it is required to do so in order to comply with its fiduciary duties under applicable law.

As used in the Merger Agreement, an “Acquisition Proposal” means (A) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale or license of substantial assets or technology, tender offer, recapitalization, share exchange or other business combination involving Coley or any Coley Subsidiary, (B) any proposal for the issuance by Coley or any subsidiary of Coley of over 10% of its equity securities, or (C) any proposal or offer to acquire in any manner, directly or indirectly, over 10% of the equity securities or consolidated total assets of Coley, in each case other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal as a result of which Coley stockholders cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or sale of all or substantially all of the assets of Coley, having terms that the Coley Board determines in its good faith judgment, after having received the advice of a financial advisor of nationally recognized reputation and outside legal counsel, taking into account all relevant factors, including any conditions to such Acquisition Proposal, the timing of the closing thereof, the risk of nonconsummation, the ability of the Person making the Acquisition Proposal to finance the transaction contemplated thereby, and any required governmental or other consents, filings and approvals, (A) would, if consummated, result in a transaction that is more favorable to Coley’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (including the terms of any proposal by

Pfizer to modify the terms of the transactions contemplated by the Merger Agreement) and (B) is reasonably likely to be financed and otherwise completed without undue delay

Employment and Employee Benefits.  In the Merger Agreement, Pfizer agrees to offer employment to or cause the Surviving Corporation to continue the employment of all those persons employed by Coley (or its subsidiaries) at the time of the closing. Additionally, Pfizer or the Surviving Corporation will, until the first anniversary of closing, provide to employees of Coley (or its subsidiaries) whose employment continues after the Merger compensation and benefits from time to time that are substantially comparable, in the aggregate, to the compensation and benefits provided to them immediately prior to the Merger (but excluding benefits provided under employee benefit plans that provide equity-based compensation, severance plans, deferred compensation type plans, and plans that provide for payments or benefits upon a change in control).

Pfizer agrees that after the Merger, it will cause the Surviving Corporation to honor all its obligations under any contracts, agreements, plans (including employee benefit plans) and commitments of Coley (or its subsidiaries) that exist on the date of the Merger Agreement that apply to any current or former employee, or current or former director, of Coley and that are disclosed by Coley in the Schedules to the Merger Agreement. However, this undertaking is not intended to prevent the Surviving Corporation from amending, modifying, suspending, revoking or terminating any such contract, agreement, plan or commitment in accordance with the terms thereof.

Pursuant to the Merger Agreement, to the extent permitted by law and applicable tax qualification requirements, and subject to certain rules and approvals, each employee whose employment continues after the Merger will receive service credit for purposes of eligibility to participate and vesting (but not for any other purpose including, without limitation, for purposes of benefit accrual or determination of level of benefits) for employment, compensation, and employee benefit plan purposes with the Coley prior to the occurrence of the Merger. However, none of the provisions contained in the Merger Agreement operate to duplicate any benefit provided to any Transferred Employee or the funding of any such benefit.

The parties to the Merger Agreement agree that no provision thereof shall (i) limit the ability or right of Pfizer or the Surviving Corporation to terminate the employment of any of their respective employees on or after the occurrence of the Merger, (ii) obligate Pfizer or the Surviving Corporation to retain any employee or group of employees for any period of time, or (iii) limit the ability or right of Pfizer or the Surviving Corporation to modify, amend, suspend or terminate any employee benefit plan, program or arrangement, including, without limitation, any employee benefit plan that they may maintain or establish or to establish any such plan, program or arrangement, in each case subject to the applicable terms of such plan, program or arrangement.

Insurance and Indemnification.  The Merger Agreement provides that Pfizer and the Surviving Corporation will indemnify, defend and hold harmless each director, officer and present and former employee (including any employee who serves or served in a fiduciary capacity of any Employee Benefit Plan) of Coley (and its subsidiaries) (the “Indemnified Parties”) against all losses, expenses, claims, damages, liabilities or amounts arising out of actions or omissions occurring at or prior to the Effective Time to the fullest extent permitted by applicable law and Coley’s certificate of incorporation or bylaws in effect on the date hereof or any applicable contract or agreement as in effect on the date hereof, in each case for a period of six years after the date of the Effective Time.

Pfizer and the Surviving Corporation agree that all rights to indemnification or exculpation now existing in favor of the Indemnified Parties as provided in the respective charters or by-laws, by contract, or otherwise in effect as of the date hereof shall survive the Merger and shall continue in full force and effect until the six-year anniversary date of the Effective Time. Pfizer will cause the Surviving Corporation to keep in effect all such indemnification and exculpation provisions to the fullest extent permitted under applicable law.

The Merger Agreement also provides that for a period of six years after the Effective Time, the current policies of directors’ and officers’ (D&O) liability insurance maintained by Coley with respect to claims arising from facts or events which occurred before the Effective Time will be maintained in effect. However, Pfizer or the Surviving Corporation are not required to expend more than an amount per year equal to 200%

of current annual premiums paid by Coley for such insurance to maintain or procure insurance coverage. If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds such amount, Pfizer and the Surviving Corporation will procure and maintain for such six-year period as much coverage as reasonably practicable for such amount. Pfizer has the right to cause coverage to be extended under Coley’s D&O insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than Coley’s existing D&O insurance.

Commercially Reasonable Effort to Cause the Merger to Occur.  Each of the parties to the Merger Agreement agrees to use its commercially reasonable efforts to take, or cause to be taken, all necessary or appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the Offer, the Merger and all other transactions contemplated by the Merger Agreement including, obtaining all consents, approvals and authorizations required for or in connection with the consummation by the parties hereto of the transactions contemplated by the Merger Agreement, the execution of any additional instruments necessary to consummate the transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party agrees to take all such necessary action.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals.  The Merger Agreement requires Pfizer and Coley to promptly make all filings required by each of them under the HSR Act, any applicable German competition or merger control law and any other applicable foreign competition laws with respect to the Offer, the Merger and the transactions contemplated hereby, and to cooperate with each other in connection with the making of all such filings. Pfizer and Coley agree to use commercially reasonable efforts to obtain all permits, authorizations, consents, expiration or termination of waiting periods, and approvals from third parties and any Governmental Entity necessary to consummate the Offer, the Merger and the transactions contemplated hereby.

Directors and Officers.  The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Purchaser immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the laws of the State of Delaware, the Certificate of Incorporation and Bylaws of the Surviving Corporation. To the extent requested by Pfizer, Coley will cause each director and officer of each subsidiary of Coley to execute and deliver a letter effectuating his or her resignation as a director or officer (but not as an employee of such Coley subsidiary), as the case may be, effective upon the Effective Time or, if specified by Pfizer, the time at which his or her successor has been appointed.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•	there shall not be any statute, rule or regulation, or any decree, order or injunction, promulgated, enacted, entered or enforced by any governmental entity which would prohibit or restrict consummation of the Merger;

•	if required by law, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of Shares; and

•	the Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Merger may be abandoned at any time notwithstanding the approval of the holders of Shares, but prior to the Effective Time:

(a) by mutual written consent of the parties;

(b) by either Pfizer or Coley if (i) any Governmental Entity or court shall have issued a final and non-appealable order, decree, ruling or injunction, or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger or (ii) any action is taken or any statute, rule, regulation or order is enacted, entered, enforced or deemed applicable to the Offer or the Merger which makes the consummation of the Offer or the Merger illegal;

(c) by either Pfizer or Coley if the Offer has not been consummated on or before May 15, 2008, except that the right to terminate the Merger Agreement for failure of the Offer to have been consummated shall not be available to any party whose failure to fulfill any covenant, agreement or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Offer to have been consummated on or before such date;

(d) by Pfizer if, due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer (as set forth in Section 15 — “Certain Conditions of the Offer”), the Purchaser has (i) failed to commence the Offer, (ii) terminated the Offer without having accepted any Shares for payment thereunder, or (iii) failed to pay for the Shares validly tendered pursuant to the Offer in accordance with the terms thereof, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of Pfizer or the Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Pfizer or the Purchaser of any representation or warranty of either of them contained in the Merger Agreement;

(e) by Pfizer if, prior to the purchase of any Shares validly tendered pursuant to the Offer, (i) the Coley Board has withdrawn, modified or amended in a manner that is adverse to Pfizer or the Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger or has recommended another merger, consolidation or business combination involving, or acquisition of, Coley or its assets or another tender offer for Shares, (ii) a tender or exchange offer relating to Shares has been commenced by a third party unaffiliated with Pfizer and Coley has not sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act a statement disclosing that the Coley Board recommends rejection of such tender or exchange offer or (iii) Coley has violated or breached in any material respect any of its obligations regarding any Acquisition Proposal (as set forth in Section 11 — “The Transaction Documents” — “The Merger” — “No Solicitation Provisions”;

(f) by Pfizer if Coley shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements under the Merger Agreement and such breach or failure to perform would give rise to the failure of a condition set forth paragraph (d) or (e) of Section 15 — “Certain Conditions of the Offer”, except if such breach or failure to perform (if curable) is cured within thirty (30) calendar days after notice to Coley;

(g) by Coley if, prior to the purchase of Shares pursuant to the Offer, (i) Coley is not in material breach of any terms of the Merger Agreement, (ii) the Coley Board authorizes Coley, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Coley notifies Pfizer in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iii) Pfizer does not make, within five (5) business days of receipt of Coley’s written notification of its intention to enter into such agreement, an offer that the Coley Board determines, in its good faith judgment (after receipt of the advice of a financial advisor of nationally recognized reputation) is at least as favorable to Coley’s stockholders from a financial point of view as the Superior Proposal and (iv) Coley prior to such termination pays to Pfizer in immediately available funds the termination fees as set forth below;

(h) by Coley if, due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer (as set forth in Section 15 — “Certain Conditions of the Offer”), the Purchaser shall have (i) failed to commence the Offer, (ii) terminated the Offer without having accepted any Shares for payment thereunder, or (iii) failed to pay for the Shares validly tendered pursuant to the Offer in accordance with the terms thereof, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of Coley to perform in any material respect any covenant or agreement of it contained in the Merger Agreement or the material breach by Coley of any representation or warranty of it contained in the Merger Agreement; or

(i) by Coley if any representation or warranty of Pfizer or the Purchaser in the Merger Agreement qualified by “material” or “material adverse effect” shall not be true and correct in all respects on the date of the Merger Agreement or if any representation or warranty not so qualified shall not be true and correct in all material respects on the date of the Merger Agreement, or Pfizer or the Purchaser shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Pfizer or the Purchaser to be performed or complied with by it under the Merger Agreement; provided that such breach or failure to perform (if curable) has not been cured within thirty (30) calendar days after notice to Pfizer.

Termination Fee.  The Merger Agreement contemplates that a termination fee of $9,500,000 (the “Termination Fee”) will be payable by Coley to Pfizer under any of the following circumstances:

•	If Pfizer terminates this Agreement prior to the purchase of Coley Shares pursuant to a cause of termination set forth above in paragraph (e), or if Coley terminates this Agreement prior to the purchase of Coley Shares pursuant to a cause of termination set forth above in paragraph (g);

•	if either party terminates pursuant to a cause of termination set forth above in paragraph (c), and an Acquisition Proposal has been received or announced prior to such termination and within 12 months of such termination an Acquisition Proposal is entered into or consummated; or

•	if Pfizer terminates pursuant to a cause of termination set forth above in paragraph (d) or (f) and an Acquisition Proposal has been received or announced prior to such termination and within 12 months of such termination an Acquisition Proposal is entered into or consummated.

The Merger Agreement further provides that in any case where the Termination Fee is payable to Pfizer, Coley shall also assume and pay, or reimburse Pfizer for, all reasonable out-of-pocket fees and expenses incurred by Pfizer (including the fees and expenses of its counsel and financial advisor) in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $750,000.

Amendment.  The Merger Agreement may be amended by the parties to the agreement at any time before or after approval of the Merger Agreement by the holders of the Shares; however, after approval of the Merger Agreement by the stockholders of Coley, there may not be made any amendment that pursuant to Section 251(d) of DGCL requires further approval by such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

The Tender Agreement

The following is a summary of the material provisions of the Tender Agreement. The following description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender Agreement, you are encouraged to read the full text of the Tender Agreement attached to the Schedule TO.

Under the Tender Agreement, which is among Pfizer and Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg (the “Tender Stockholders”) have agreed to accept the Offer and to tender in the Offer all Shares beneficially owned by them, which represents approximately 27% of Coley’s outstanding Shares. The Tender Stockholders also agreed that they will not withdraw any Shares tendered pursuant to the Offer unless the Tender Agreement is terminated.

The Tender Stockholders have further agreed that they will appear at any meeting of the Coley stockholders with respect to any actions relating to the Merger Agreement, or will cause the Shares owned beneficially or of record by them to be counted as present thereat for purposes of calculating a quorum.

The Tender Agreement further provides that unless Pfizer votes the Shares directly pursuant to the proxy granted to Pfizer (see paragraph below), the Tender Stockholders will vote (or cause to be voted), in person or by proxy, the Shares beneficially owned by them (i) in favor of approval of the Merger Agreement and any other action of Coley’s stockholders requests in furtherance thereof, (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement by Coley contained in the Merger Agreement or of the stockholders contained in the Tender Agreement, (iii) against any action that would reasonably be expected to materially impede, interfere with, be inconsistent with, delay, postpone, discourage or materially and adversely affect the timely consummation of the Offer or the Merger, and (iv) against any other action, agreement or transaction submitted for approval to the stockholders of Coley that would constitute an Acquisition Proposal (as defined above).

In addition, the Tender Stockholders have appointed Pfizer, or any nominee of Pfizer, with full power of substitution, as their true and lawful attorney and irrevocable proxy to vote the Shares at every meeting of the stockholders of Coley, or in connection with any written consent of the stockholders of Coley, relating to any proposed action by the stockholders of Coley with respect to the foregoing matters: (i) in favor of approval of the Merger Agreement and any other action of Coley stockholders requested in furtherance thereof, (ii) against any action or agreement submitted for approval of the stockholders of Coley that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Coley contained in the Merger Agreement or of the stockholders contained in the Tender Agreement, (iii) against any action that would reasonably be expected to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the timely consummation of the Offer or the Merger; and (iv) against any other action, agreement or transaction submitted for approval to the stockholders of Coley that would constitute an Acquisition Proposal The Tender Agreement also provides that the proxy given to Pfizer is irrevocable and coupled with an interest and that any proxy previously granted by the Tender Stockholders with respect to the Shares is revoked. Pursuant to the authority granted under the irrevocable proxy, Pfizer may vote the Shares in furtherance of its own interests, and Pfizer is not acting as a fiduciary for any Shareholder.

The Tender Agreement contains customary representations, warranties, covenants and agreements, and provides that it will terminate automatically upon the earliest to occur of the Effective Time and termination of the Merger Agreement pursuant to its terms.

12.	Purpose of the Offer; Plans for Coley.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Coley. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

Approval.  Under the Delaware General Corporation Law, or DGCL, the approval of the Coley Board is required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The Coley Board, among other things, (i) approved, adopted and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreement, are fair to and in the best interests of Coley and the stockholders of Coley, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. If the Minimum Condition is satisfied, the Purchaser will take all necessary and appropriate action to cause a short-form merger under the DGCL as described below, assuming the Purchaser then owns at least 90% of the outstanding Shares.

Short-form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the top-up option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Pfizer and the Purchase anticipate to effect the Merger without prior notice to, or any action by, any other stockholder of Coley if permitted to do so under the DGCL. Even if Pfizer and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Pfizer and Purchaser could seek to purchase additional Shares in the open market, from Coley or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer.

Plans for Coley.  Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Coley will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Pfizer will continue to evaluate the business and operations of Coley during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Pfizer intends to review such information as part of a comprehensive review of Coley’s business, operations, capitalization and management with a view to optimizing development of Coley’s potential in conjunction with Pfizer’s existing business.

We have been informed that Coley has entered into change of control agreements with its non-employee directors and sixteen executives, all of whom are employed at or above the senior director level, that provide for severance benefits in the event of a change of control (as defined in the respective agreements). Coley has entered into Non-Employee Director Change in Control Agreements and approved a Director Compensation Policy on June 9, 2005 for its non-employee directors. The Non-Employee Director Change in Control Agreements generally provide that in the event of a change in control of Coley and the subsequent termination of the covered non-employee director’s service on the Board of Directors, (a) 100% of any unvested options to purchase common stock would accelerate immediately prior to a change of control and (b) all restrictions on transfer of common stock, except those imposed by federal law, would expire on the date immediately before day of change of control. In the event of any key executives being terminated without cause or quitting for good reason within 24 months after a change of control, the executive would receive cash severance amounts equal to (i) depending on the position held by such key executive, either two times base pay plus bonus or one time base pay plus bonus, (ii) earned but unpaid salary and bonus for the calendar year of termination, (iii) depending on the position held by such key executive, continued health coverage for one or two years following termination, (iv) retiree medical benefits if he/she meets certain age/service requirements (described in the agreement), (v) 100% accelerated vesting of outstanding options and restricted stock, and a full 280G (or its foreign equivalent) tax gross up. The agreements also provide smaller benefits if the executive’s employment terminates more than 24 months after a change in control. Coley also appears to have entered into some bonus retention agreements which would require a total aggregate payment of around $630,000. Additionally, Coley continues to be obligated under active severance agreements with four employees, two of whom are former employees.

Except as set forth in this Offer to Purchase, the Purchaser and Pfizer have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Coley or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Coley or any of its subsidiaries, (iii) any material change in Coley’s capitalization or dividend policy, or (iv) any other material change in Coley’s corporate structure or business.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of Coley will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the consideration per Share to be paid in the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Coley and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  The Shares are listed on the Nasdaq Global Market. According to the published guidelines of Nasdaq, the Shares might no longer be eligible for listing on Nasdaq if, among other things, the number of publicly held Shares falls below 750,000 or the number of record holders of round lots falls below 400. Shares held by officers or directors of Coley or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Coley to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Coley to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Coley, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Coley and persons holding “restricted securities” of Coley to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. Pfizer and the Purchaser currently intend to seek to cause Coley to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Pfizer, Coley will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividends on or make any distribution in any form in respect of Coley Shares to any holder of Coley Shares.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Coley Shares tendered pursuant to the Offer, and may terminate or amend the Offer in a manner consistent with the terms of the Merger Agreement and may postpone the acceptance for payment of or the payment for any Shares tendered in a manner consistent with the terms of the Merger Agreement (and, if required pursuant to Section 1.1(d) of the Merger Agreement, shall extend the Offer for up to ten (10) business days and may otherwise, subject to the terms of the Merger Agreement, amend, extend, or terminate the Offer), if (i) immediately prior to the expiration of the Offer (as extended in accordance with the Offer), the Minimum Condition shall not have been satisfied, (ii) all statutory waiting periods (and any extensions thereof) applicable to the purchase of Coley Shares pursuant to the Offer under the HSR Act, any applicable law of Germany regulating merger control or competition and any other applicable foreign law regulating antitrust or competition shall not have expired or (iii) at any time prior to the acceptance for payment of Coley Shares, any of the following conditions exist:

(a) a provision of any law or a Judgment, injunction, order or decree shall prohibit, restrain, restrict, enjoin or make illegal the purchase of the Coley Shares pursuant to the Offer or the consummation of the Merger or the transactions contemplated by the Merger Agreement or shall otherwise limit the ownership or operation by Pfizer or any of its affiliates of the businesses or assets of Coley or, to the extent such law, judgment, injunction, order or decree relates to or affects the consummation of the Offer or the Merger, the business or assets of Pfizer or its affiliates;

(b) there shall be pending any action (i) by any Governmental Entity seeking to prohibit or limit the ownership or operation by Pfizer, Coley or any of their respective affiliates of, or to compel Pfizer, Coley or any of their respective affiliates to dispose of or hold separate, any portion of the business or assets of Pfizer, Coley or any of their respective affiliates, in each case as a result of the purchase of Coley Shares pursuant to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) by any Governmental Entity seeking to impose limitations on the ability of Pfizer or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any shares of the Surviving Corporation capital stock, including the right to vote the Surviving Corporation capital stock on all matters properly presented to the stockholders of the Surviving Corporation, or (iii) by any Governmental Entity seeking to prohibit Pfizer or any of its affiliates from effectively controlling in any material respect the business or operations of Coley or any of its affiliates or, to the extent such action relates to or affects the consummation of the Offer or the Merger, the business or operations of Pfizer or any of its affiliates;

(c) the Board of Directors of Coley shall have withdrawn, modified or amended in a manner that is adverse to Pfizer or the Purchaser (including by way of any amendment to the Schedule 14D-9) its recommendation of the Offer, the Merger or the Merger Agreement or shall have recommended another merger, consolidation or business combination involving, or acquisition of, Coley or its assets or another tender offer for Coley Shares, or shall have resolved to do any of the foregoing;

(d) Coley shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement;

(e) any of the representations and warranties of Coley set forth in the Merger Agreement which are qualified as to Material Adverse Effect or materiality shall not be true and correct in all respects when made and as of the expiration of the Offer, or any of the other representations and warranties of Coley set forth in the Merger Agreement shall not be true and correct in all material respects when made and as of the expiration of the Offer (except in each case in the case of representations and warranties of Coley which address matters only as of a particular date, which need only be true and correct as aforesaid as of such date);

(f) since the date of the Merger Agreement, there shall have occurred any Material Adverse Effect;

(g) Pfizer and the Purchaser shall have failed to received a certificate in a form reasonably satisfactory to Pfizer, executed by two senior executive officers of Coley, dated as of the scheduled expiration date of the Offer, to the effect that the conditions set forth in paragraphs (d), (e) and (f) of this Section 15 have not occurred;

(h) the Merger Agreement shall have been terminated in accordance with its terms;

(i) Pfizer, the Purchaser and Coley shall have agreed in writing that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or the payment for Coley Shares thereunder;

(j) a Stock Acquisition Date or Distribution Date (as such terms are defined in the Coley’s Stockholder Rights Plan adopted as of October 5, 2007) shall have occurred pursuant to the Rights Agreement or the Rights shall have otherwise become exercisable; or

(k) there shall have occurred (i) any general suspension of, or limitation on prices for trading in securities on the New York Stock Exchange, American Stock Exchange, any national securities exchange or on the Nasdaq Global Market for a period in excess of 24 hours (excluding any suspension or limit resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) a change in the general financial, bank or capital markets which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans.

The foregoing conditions are for the sole benefit of Pfizer and the Purchaser and may be asserted by Pfizer or the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Pfizer or the Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Pfizer or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General.  The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Coley with the SEC and other information concerning Coley, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Coley’ business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Pfizer as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Coley’s business, any of which under certain conditions specified in the Merger Agreement, could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing by Pfizer, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Pfizer expects to file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 30, 2007. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about December 15, 2007, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten (10) calendar days following the date of substantial compliance by Pfizer with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten (10) calendar day waiting period, the waiting period could be extended only by court order or with Pfizer’s consent. In practice, complying with a Second Request can take a significant period of time. Although Coley is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Coley’s failure to make those filings nor a request for additional documents and information issued to Coley from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Coley. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Coley, or any of their respective subsidiaries or affiliates. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Pfizer believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

German Merger Control Law:  Under German merger control law, the purchase of Shares in the Offer must not be completed until the expiration of a one-month waiting period following the Federal Cartel Office (FCO)’s receipt of a complete filing by Pfizer as the ultimate parent company of Purchaser without any decision of the FCO to enter into an in-depth investigation (Hauptprüfverfahren) has been passed or a clearance has been obtained. Pfizer filed a merger control notification on November 28, 2007 with the FCO. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 12.00 pm CET, on December 28, 2007, unless clearance has been obtained earlier or the FCO has entered into an in-depth investigation prior to that time. If the latter is the case, the waiting period with respect of the Offer and the Merger would be extended until the expiration of four months following the FCO’s receipt of the complete notification, unless clearance has been obtained. After expiration of the four-month waiting period, the waiting period could be extended only with the consent of Coley and Pfizer.

As long as no clearance has been obtained, it is illegal and subject to administrative fines, to consummate the Offer and the Merger. Agreements concluded under German law would be deemed to be invalid. Within its investigation, the FCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the FCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of those. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfilment of all respective conditions (in case of conditional remedies).

Other Foreign Laws.  Coley and Pfizer and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Pfizer and Coley are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws.  A number of states (including Delaware, where Coley is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Coley board of directors has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Fees and Expenses.

Lazard Frères & Co. LLC (“Lazard”) is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Pfizer in connection with the proposed acquisition of Coley, for which services Lazard will receive customary compensation. Pfizer and the Purchaser have agreed to reimburse Lazard for its reasonable fees and expenses, including the reasonable fees and disbursements of Lazard’s counsel, incurred in connection with Lazard’s engagement, and to indemnify Lazard, and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Lazard and its affiliates may actively trade or hold securities or loans of Pfizer and Coley for their own accounts or for the accounts of customers and, accordingly, Lazard and/or its affiliates may at any time hold long or short positions in these securities or loans.

Pfizer and the Purchaser have retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Pfizer nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Pfizer or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Coley has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Coley Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Coley” above.

Corvette Acquisition Corp.
November 30, 2007

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PFIZER

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Merger Sub are set forth below. The business address and phone number of each such director and executive officer is Corvette Acquisition Corp., c/o Pfizer Inc., 235 East 42nd Street, New York, New York 10017, (212) 733-2323. Unless otherwise noted, all directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Doug Giordano Director President	Vice President, Worldwide Business Development, Pfizer Inc. since April 2007; Vice President, US Planning and Business Development, Pfizer Inc., July 2005-March 2007; Senior Director/Team Leader, US Planning and Business Development, Pfizer Inc., January 2003-June 2005; Director/Team Leader, US Planning and Business Development, Pfizer Inc., January 2000-December 2002.

Deborah Baron Vice President	Senior Director, Worldwide Business Development, Pfizer Inc. January 2007-present; Director, Corporate Strategic Planning, Pfizer Inc.; 2002-2007, Senior Manager, Corporate Strategic Planning, Pfizer Inc.; 2002; Associate Principal, McKinsey & Company, 1995-2001.

Mark J. Cooper Director Vice President	Assistant General Counsel, Pfizer Inc. and Head Attorney, Exploratory Science & Technology Group since November 2006. Employed at Pfizer Inc as an attorney supporting business transactions since June 1999.

Susan Grant Secretary	Sr. Manager-Corporate Governance, Pfizer Inc. since April 2006. Assistant Secretary of Pfizer since April 2003. Employed by Pfizer since June 2000 in various positions of increasing responsibility within the Corporate Governance group.

Lawrence R. Miller Vice President and Assistant Secretary	Assistant General Counsel, Licensing and Business Development, Pfizer Inc., June 2006-present; Vice President and General Counsel, Enzon Pharmaceuticals, Inc., July 2005- May 2006; Senior Corporate Counsel, Pfizer Inc., November 2002-July 2005; Corporate Counsel, Pfizer Inc., October 2000-November 2002.

Kathleen R. O’Connell Vice President Treasurer	Director, International Treasury, Pfizer Inc since 1995; Director, Cash Management, Pfizer Inc 1993-1995; Manager & Sr. Manager, International Treasury, Pfizer Inc. 1988-1993; Sr. Auditor, Pfizer Inc, 1986-1988.

Martin Teicher Vice President	R&D Therapeutic Area Counsel, Pfizer Legal Division, since January 2007. Vice President & General Counsel, Pfizer Consumer Healthcare, 2003-2006, and Senior Corporate Counsel, Pfizer Legal Division, 1997-2003.

Andrew Zehner Vice President	Senior Corporate Counsel, Pfizer Inc. (New London, CT, Sandwich UK and St. Louis, MO) since January 2002. During 2000-2001, Assistant General Counsel at Paradigm4, and Counsel at People’s Choice TV from 1994-2000.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PFIZER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer is Pfizer Inc., 235 East 42nd Street, New York, New York 10017, (212) 733-2323. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Dr. Dennis A Ausiello Director	The Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians since 2006. Member of the Institute of Medicine of the National Academy of Sciences and a Fellow of the American Academy of Arts and Sciences. Director of MicroCHIPS (drug delivery technology) and Advisor to the Chairman of the Board of TIAX (formerly Arthur D. Little). A Director of Pfizer Inc. since December 2006.

Michael S. Brown Director	Distinguished Chair in Biomedical Sciences from 1989 and Regental Professor from 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 and the National Medal of Science in 1988. Member of the National Academy of Sciences, the Institute of Medicine and Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. A Director of Pfizer Inc. since 1996.

M. Anthony Burns Director	Chairman Emeritus since May 2002, Chairman of the Board from May 1985 to May 2002, Chief Executive Officer from January 1983 to November 2000, and President from December 1979 to June 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of The Black & Decker Corporation, J.C. Penney Company, Inc. and J.P. Morgan Chase & Co. Trustee of the University of Miami. A director of Pfizer Inc. since 1988.

Robert N. Burt Director	Retired Chairman and Chief Executive Officer of FMC Corporation, a company that manufactures chemicals and FMC Technologies, Inc., a company that manufactures machinery. Mr. Burt was Chairman of the Board of FMC Corporation from 1991 to December 2001, its Chief Executive Officer from 1991 to August 2001 and a member of its Board of Directors since 1989. He was Chairman of the Board of FMC Technologies, Inc., from June 2001 to December 2001 and its Chief Executive Officer from June 2001 to August 2001. Director of Phelps Dodge Corporation and Janus Capital Group, Inc. Life Trustee of the Rehabilitation Institute of Chicago and Chicago Symphony Orchestra, and Director of the Chicago Public Education Fund. A director of Pfizer Inc. since June 2000.

W. Don Cornwell Director	Chairman of the Board and Chief Executive Officer since 1988 of Granite Broadcasting Corporation, a group broadcasting company. Director of Avon Products, Inc. and CVS Corporation. Also a Director of Wallace-Reader’s Digest Funds and the Telecommunications Development Fund. Trustee of Big Brothers/Sisters of New York

and Mt. Sinai University Medical Center. A director of Pfizer Inc. since February 1997.

Frank A. D’Amelio Senior Vice President Chief Financial Officer	Mr. D’Amelio served as Chief Administrative Officer and Senior Executive Vice President Integration of Alcatel-Lucent since December 2006; Chief Operating Officer of Lucent Technologies from January 2006 through November 2006; and Executive Vice President, Administration, and Chief Financial Officer of Lucent Technologies from May 2001 until January 2006. Mr. D’Amelio began his career in 1979 at Bell Labs, where he held a variety of financial, accounting and general management positions.

William H. Gray III Director	President and Chief Executive Officer of The College Fund/UNCF, an educational assistance organization, since 1991. Mr. Gray served as a Congressman from the Second District of Pennsylvania from 1979 to 1991, and at various times during his tenure, served as Budget Committee Chair and House Majority Whip. Director of Dell Computer Corporation, Electronic Data Systems Corporation, J.P. Morgan Chase & Co., Prudential Financial, Inc., Rockwell Automation Inc., Viacom Inc. and Visteon Corporation. A director of Pfizer Inc. since June 2000.

Constance J. Horner Director	Guest Scholar since 1993 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government and foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H.W. Bush and as Director of Presidential Personnel from August 1991 to January 1993. Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand Company Limited and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; Trustee, Annie E. Casey Foundation; Director of National Association of Corporate Directors, Member of the Board of Trustees of the Prudential Foundation, Member, U.S. Department of Defense Advisory Committee on Women in the Services. A director of Pfizer Inc. since 1993.

William R. Howell Director	Chairman Emeritus of J.C. Penney Company, Inc., a provider of consumer merchandise and services through department stores, catalog departments and the Internet, since 1997. Chairman of the Board and Chief Executive Officer of J.C. Penney Company, Inc. from 1983 to 1997. Director of American Electric Power Company, Deutsche Bank Trust Company Americas, ExxonMobil Corporation, Halliburton Company, The Williams Companies, Inc. and Viseon, Inc. A director of Pfizer Inc. since June 2000.

Suzanne Nora Johnson	Retired Vice Chairman, Goldman Sachs Group, Inc., since January 2007. During her 21 year tenure with Goldman Sachs, Mrs. Johnson served in various leadership roles, including Head of the firm’s Global Healthcare Business, Head of Global Research and Chair of the Global Markets Institute. Director of Intuit and VISA. Board member of the American Red Cross, Brookings Institution, the Carnegie Institution of Washington and the University of Southern California. A Director of Pfizer Inc. since September 2007.

James M. Kilts	Founding Partner, Centerview Partners Management, LLC, a financial advisory firm, since 2006. Vice Chairman, The Procter & Gamble Company, 2005-2006. Chairman and Chief Executive Officer, The Gillette Company, 2001-2005 and President, The Gillette Company, 2003-2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, January 1998 until it’s acquisition by Philip Morris Companies, now Altria, in December 1999. Director of The New York Times Company, Metropolitan Life Insurance Company and Meadwestvaco Corporation. Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. A Director of Pfizer Inc. since September 2007 and a member of our Compensation Committee.

Jeffrey B. Kindler Director	Senior Vice President and General Counsel since January 2002. Prior to joining Pfizer, Mr. Kindler served as Chairman of Boston Market Corporation, a food service company owned by McDonald’s Corporation, from 2000 to 2001, and President of Partner Brands, also owned by McDonald’s, during 2001. He was Executive Vice President, Corporate Relations and General Counsel of Mc-Donald’s Corporation from 1997 to 2001, and from 1996 to 1997 served as that company’s Senior Vice President and General Counsel. Mr. Kindler was elected to the Board of Directors and appointed Chairman of the Executive Committee effective July 31, 2006.

George A. Lorch Director	Chairman Emeritus of Armstrong Holdings, Inc., a global company that manufactures flooring and ceiling materials, since August 2000. Chairman and Chief Executive Officer of Armstrong Holdings, Inc. from May 2000 to August 2000, and its President and Chief Executive Officer from September 1993 to May 1994. Chairman of Armstrong World Industries, Inc. from May 1994 to May 2000, its President and Chief Executive Officer from September 1993 to May 2000, and a Director from 1988 to November 2000. On December 6, 2000, Armstrong World Industries Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Director of Autoliv, Inc., Household International, Inc. and The Williams Companies. A director of Pfizer Inc. since June 2000.

Dana G. Mead Director	Chairman of Massachusetts Institute of Technology since July 1, 2003. Retired Chairman and Chief Executive Officer of Tenneco, Inc. Chairman and Chief Executive Officer of Tenneco, Inc. from 1994 to 1999. Chairman of two of the successor companies of the Tenneco conglomerate, Tenneco Automotive Inc. and Pactiv Corporation, global manufacturing companies with operations in automotive parts and packaging, from November 1999 to March 2000. Director of Zurich Financial Services. Chairman of the Board of the Ron Brown Award for Corporate Leadership. Chairman of the Massachusetts Institute of Technology Corporation and a Lifetime Trustee of the Association of Graduates, U.S. Military Academy, West Point. Former Chairman of the Business Roundtable and of the National Association of Manufacturers. A director of Pfizer Inc. since 1998.

Ian C. Read Senior Vice President and President, Worldwide Pharmaceutical	Senior Vice President and President, Worldwide Pharmaceutical Operations since August 2006. Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. He previously served as Area President, Europe, Canada, Africa and Middle East, Senior Vice President of the Pfizer Pharmaceuticals Group, and Executive Vice President of Europe and Canada. In July 2002 he was appointed President-Europe and Canada. Mr. Read served as President of the Latin American region and was elected a Vice President of Pfizer Inc. in April 2001. Mr. Read, a member of the Pfizer Executive Leadership Team, joined Pfizer Inc. in 1978.

David L. Shedlarz Vice Chairman	Executive Vice President since 1999 and Pfizer’s Chief Financial Officer since 1995. Mr. Shedlarz was appointed a Senior Vice President in January 1997 with additional worldwide responsibility for Pfizer’s former Medical Technology Group. He is a Director of Pitney Bowes Inc., a member of the J.P. Morgan Chase & Co. National Advisory Board, a member of the National Association of Manufacturers Board, Co-Chair of the Principal Financial Officers Task Force at the Business Roundtable and a member of the Advisory Council of the International Accounting Standards Board. He also serves as Chairman of Junior Achievement of New York; Director of the Board of Overseers, Leonard N. Stern School of Business, New York University; and Director of the National Multiple Sclerosis Society.

William C. Steere, Jr. Director	Chairman Emeritus of Pfizer Inc. since July 2001. Chairman of Pfizer’s Board from 1992 to April 2001 and Pfizer’s Chief Executive Officer from February 1991 to December 2000. Director of Dow Jones & Company, Inc., Health Management Associates, Inc., MetLife, Inc. and Minerals Technologies Inc. Director of the New York University Medical Center and the New York Botanical Garden. Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. A director of Pfizer Inc. since 1987.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Computershare Shareholder Services, Inc.	c/o Computershare Shareholder Services, Inc.
P.O. Box 43011	250 Royall Street
Providence, RI 02940-3014	Canton, MA 02021
Attn: Corporate Actions	Attention: Corporate Actions

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Banks and Brokerage Firms, Please call:
(212) 440-9800

Stockholders and All Others Call Toll-Free
(800) 546-8249

The Dealer Manager for the Offer is: